SINA Corporation

37F, Jin Mao Tower

88 Century Boulevard, Pudong

Shanghai 200121, China

August 13, 2013

VIA EDGAR

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Melissa Kindelan, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SINA Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2012 (the “2012 Form 20-F”)
Filed on April 22, 2013 (File No. 000-30698)

Dear Ms. Collins and Ms. Kindelan:

The Company has received the letter dated July 31, 2013 from the staff of the Securities and Exchange Commission regarding the Company’s 2012 Form 20-F.  The Company would like to request an extension to the deadline for responding to the letter. We will provide our response to the letter via EDGAR as soon as possible, in any event no later than August 29, 2013.

If you have any additional questions or comments regarding the 2012 Form 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740-4850. Thank you very much.

Very truly yours,

/s/ Herman Yu
Herman Yu
Chief Financial Officer

cc: Charles Chao, President and Chief Executive Officer, SINA Corporation

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP